

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2019

Guangjie Jin
Chief Executive Officer
Q&K International Group Limited
Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People's Republic of China

Re: Q&K International Group Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed October 25, 2019
File No. 333-234112

Dear Mr. Jin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2019 letter.

Form F-1 filed October 25, 2019

General

1. We note your response to prior comment 2 that the price adjustments are excluded from the average monthly rental or the average monthly rental before discount for rental prepayments. We further note the definitions of average monthly rental and average monthly rental before discount for rental prepayments on page 8 as well as your disclosure regarding your marketing expenses and promotion costs on pages 99 and 100. Please confirm to us that the average monthly rental and average monthly rental before discount for rental prepayments amounts on pages 17 and 96 reflect all promotion costs or revise

accordingly. In addition, please tell us the nature of the promotion costs that are included in the selling and marketing expenses described on page 100.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Shuang Zhao, Esq.